Exhibit (a)(4)

Fiat Industrial And CNH Global Announce

Definitive Agreement To Combine Businesses

Turin - Burr Ridge, November 26, 2012 – Fiat Industrial S.p.A. (MI:FI) and CNH Global N.V. (NYSE: CNH) announced today that they have entered into a definitive merger agreement to combine the businesses of Fiat Industrial and CNH. The terms of the definitive merger agreement are consistent with Fiat Industrial’s final offer announced November 19. The terms provide that Fiat Industrial and CNH will each merge into a newly-formed company organized under the laws of the Netherlands (NewCo). Fiat Industrial shareholders will receive one NewCo share for each Fiat Industrial share and CNH shareholders will receive 3.828 NewCo shares for each CNH share in the merger.

Pursuant to the definitive merger agreement, CNH would pay a cash dividend of US$10 per CNH share to the CNH minority shareholders prior to completion of the merger. CNH will use its reasonable best efforts for the dividend to be paid prior to December 31, 2012 or, as promptly thereafter as practicable. The cash dividend, when added to the 3.828 NewCo common shares for each CNH share, represented a 25.6% premium over the implied value of Fiat Industrial’s initial offer as of November 16, 2012, the trading day prior to the date on which Fiat Industrial’s final offer was announced. In addition CNH minority shareholders will benefit from the dividend being paid prior to completion of the merger.

The NewCo shares will be listed on the New York Stock Exchange. NewCo will also use its reasonable best efforts to cause the NewCo shares to be admitted to listing on the Mercato Telematico Azionario managed by Borsa Italiana shortly following the closing of the mergers.

NewCo will implement a loyalty voting structure; shareholders of each company that are present or represented by proxy at the respective shareholders’ meetings to consider the merger transaction and that continue to hold their shares until completion of the merger may elect to receive common shares registered in a special segment of NewCo’s share register and be entitled to two votes per share. NewCo shareholders will be entitled to retain double-vote shares indefinitely. If a NewCo shareholder transfers shares entitled to double votes, the shares will revert to the regular segment of the register and will be entitled to a single vote per share. Following completion of the merger, new shareholders may earn a double vote through a loyalty mechanism by holding the shares continuously for at least three years.

Sergio Marchionne, Fiat Industrial’s Chairman, stated “We are pleased to have reached agreement on the basis of Fiat Industrial’s improved proposal for the merger. Completion of this merger will bring to a conclusion a lengthy process of simplifying and rationalizing the Group’s equity capital structure and allow shareholders in both companies the opportunity to participate in the growth prospects of the world’s third largest capital goods provider, which will be a true peer in scale and capital markets appeal to the other major global capital goods companies. This appeal will be further enhanced through the loyalty share structure intended to reward long-term stable shareholders that share our goal of enhancing shareholder value over the long term as well as through enhanced flexibility to pursue strategic opportunities.”

The merger agreement contains customary representations and warranties and the merger is subject to customary closing conditions, including a condition capping the exercise of withdrawal rights by Fiat Industrial shareholders and opposition rights by Fiat Industrial creditors, at €325 million in the aggregate. The merger is also subject to approval by the shareholders of each of Fiat Industrial and CNH. Fiat Industrial, as 88% shareholder of CNH, has agreed to vote its CNH shares in favor of the merger at the CNH shareholders’ meeting. The merger is expected to close during the second quarter of 2013.

Fiat Industrial retained Goldman, Sachs & Co. as its financial advisor and Sullivan & Cromwell LLP, Freshfields Brukhaus Deringer LLP, and Legance Studio Legale Associato as its legal advisors.

The special committee of the CNH Board engaged J.P. Morgan and Lazard as its financial advisors and Cravath, Swaine & Moore LLP, De Brauw Blackstone Westbroek N.V., and Bonelli Erede Pappalardo, as its legal advisors.

*        *        *        *        *

Fiat Industrial S.p.A. is a global leader in the capital goods sector that, through its various businesses, designs, produces and sells agricultural and construction equipment (CNH Global N.V.), trucks, commercial vehicles, buses and special vehicles (Iveco S.p.A.), in addition to engines and transmissions for those vehicles and for marine applications (FPT Industrial S.p.A.). Present in all major markets worldwide, Fiat Industrial is focused on expanding its presence in high growth markets, including through new joint ventures. Further information on Fiat Industrial Group and its businesses is available on the corporate website www.fiatindustrial.com.

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in around 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed on the New York Stock Exchange (NYSE: CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). Further information on CNH and its Case and New Holland products can be found on the corporate website www.cnh.com.

*        *        *         *        *

For more information contact:

Fiat Industrial S.p.A.

Via Nizza 250, 10126 Torino

Tel. +39 011 006 2464, Fax +39 011 006 2094

mediarelations@fiatindustrial.com www.fiatindustrial.com

CNH Investor Relations

+1 (630) 887-3745

This document does not constitute an offer to exchange or sell or an offer to exchange or buy any securities.

An offer of securities in the United States pursuant to a business combination transaction will only be made through a prospectus which is part of an effective registration statement filed with the US Securities and Exchange Commission. CNH Global N.V. (“CNH”) and Fiat Industrial S.p.A. (“Fiat Industrial”) shareholders who are US persons or are located in the United States are advised to read the registration statement when and if it is declared effective by the US Securities and Exchange Commission because it will contain important information relating to the proposed transaction. You will be able to inspect and copy the registration statement relating to the proposed transaction and documents incorporated by reference at the SEC’s Public Reference Room at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. CNH’s SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov. In addition, Fiat Industrial will make the effective registration statement available for free to shareholders of CNH and Fiat Industrial in the United States.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements relating to CNH, Fiat Industrial and the proposed business combination between them. All statements included in this communication concerning activities, events or developments that we expect, believe or anticipate will or may occur in the future are forward-looking statements. Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors, including, but not limited to, the following: uncertainties as to whether the proposed business combination will be consummated, uncertainties as to the timing of the proposed business combination, uncertainties as to how many shareholders will participate in the proposed business combination, the risk that the announcement of the proposed business combination may make it more difficult for CNH or Fiat Industrial to establish or maintain relationships with its employees, suppliers and other business partners, the risk that the businesses of CNH or Fiat Industrial will be adversely impacted during the pendency of the proposed business combination; the risk that the operations of CNH and Fiat Industrial will not be integrated successfully, and other economic, business and competitive factors affecting the businesses of CNH and Fiat Industrial generally, including those set forth in its annual report on Form 20-F for the year ended December 31, 2011 filed by CNH with the SEC on February 29, 2012 and in the annual report of Fiat Industrial for the year ended December 31, 2012 . These forward-looking statements speak only as of the date of this communication and we undertake no obligation to update or revise any forward-looking statement, whether as a result of new information, future events and developments or otherwise, except as required by law.